Fixed-Income Investment Strategy

Michael C. Brilley
President and Senior Fixed Income Officer
Sit Fixed Income

Presentation For
Sit Mutual Fund Shareholder Luncheon
Edina Country Club
Edina, Minnesota

October 23, 2017



This presentation is intended for use at Sit Mutual Fund shareholder meetings. It must be preceded or accompanied by a prospectus. Carefully consider a Fund's investment objectives, risks, changes, and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling 1-800-332-5580 or at www.sitfunds.com.

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10-Year U.S. Treasury Rates vs. Fed Funds Rate



Source: Bloomberg Barclays, September, 2017

Conference Board US Leading Index

U.S. LEADING INDICATOR
September 2017: 128.6



Recession ⬛   — Conference Board US Leading Index

Source: The Conference Board, September, 2017

STATE OF THE CONSUMER

U.S. Unemployment Rate



8.30
4.20
3.50

— 3-Month Moving Average of Median Wage Growth   — Unemployment Rate   — Underemployment Rate

Source: frbatlanta.org, U.S. Bureau of Labor Statistics, September 2017

Consumer Confidence



1985 = 100   — Consumer Confidence Level

Source: Bloomberg Barclays, September, 2017

Employment Cost Index



▨ Recession   — Employment Cost Index

Source: Bloomberg Barclays, June, 2017

Consumer Price Index



— CPI Index (Monthly Year-Over-Year)

Source: Bloomberg Barclays, September, 2017

Federal Debt Outstanding

As of September 30, 2017



Source: U.S. Department of the Treasury Bureau of the Public Debt

Fed Treasury Maturity Schedule



■ Maturity Years of Fed's Treasury Holdings by Dollar Amount

Cumulative Additional Bond Supply from Fed Balance Sheet Normalization



Treasury Purchases Over the Past Six Months

Treasuries	Total ($Billions)	%Total	
2-Year	23	22%	
3-Year	12	12%	92% of all
5-Year	24	23%	Treasuries purchased
7-Year	20	19%	are 2-10 Year Bonds
10-Year	15	15%	
30-Year	9	8%	
	103	100%	

FEDERAL RESERVE BALANCE SHEET

As of August 23, 2017



Source: Actual - Congressional Budget Office; Projected - Sit Investment Associates based on CBO guidance from long-term budget projections.

Implied Fed Funds Target Rate
March 2017 vs. September 2017 FOMC Meetings



Source: Bloomberg & Federal Reserve September 2017

Treasury Spread: 10-Year Bond Rate – 3-Month Bill Rate
Monthly Average (Percent)



Source: newyorkfed.org

Taxable Bond and Mutual Fund Yields and Durations

As of September 30, 2017



	1 Year	3 Year	5 Year	10 Year	Since Inception
Sit Quality Income Fund (SQIFX)	0.8	0.5	n/a	n/a	0.6
Sit U.S. Government Securities Fund (SNGVX)	-0.2	1.2	0.6	2.9	5.3

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses on page 17.

Sit Investment Associates

Sit Quality Income Fund vs. Benchmark Yield and Price Comparison



Sit Quality Income Fund Average Yield Advantage 0.25%

Yield (%)
1.63%
1.52%
Quality Income 30- Day SEC Yield
Bloomberg Barclays 1-3 Year Gov't/Credit

Dollars ($)
100.1
98.98
Bloomberg Barclays 1-3 Yr Gov/Credit
Sit Quality Income

Average Annual Total Returns (%) as of September 30, 2017

	1 Year	3 Year	5 Year	Since Incept. (12/31/12)
Sit Quality Income Fund (SQIFX)	0.8	0.5	N/A	0.6
Bloomberg Barclays 1-3 Yr Govt/Credit Index	0.7	1.1	N/A	0.9

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses on page 17.

Sit Investment Associates

9

SIT U.S GOVERNMENT SECURITIES FUND VS. BENCHMARK YIELD AND PRICE COMPARISON

Sit U.S. Government Securities Fund Average Yield Advantage 0.97%



Sit U.S. Gov't 30-day SEC Yield Average 3.93%

Bloomberg Barclays Inter. Gov't Bond Index Yield Average 2.96%

2.47%
1.78%

— Sit U.S Gov't Securities 30-Day SEC Yield — Bloomberg Barclays Intermediate Gov't Bond Index

98.4
97.5

— Bloomberg Barclays Int. Gov't — Sit U.S. Gov't Sec. Fund

Average Annual Total Returns (%) as of September 30, 2017	1 Year	3 Year	5 Year	10 Year	Since Inception
Sit U.S. Government Securities Fund (SNGVX)	-0.2	1.2	0.6	2.9	5.3
Bloomberg Barclays Intermediate Government Bond Index	-0.7	1.6	1.0	3.1	5.5

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses on page 17.

Sit Investment Associates

FIVE LARGEST MINNESOTA MUTUAL FUNDS' YIELDS AND DURATION


As of September 30, 2017
30-Day SEC Yield (%)
3.0
2.0
1.0
Sit MN Tax-Free Income Fund 2.31%
Delaware Tax-Free MN Fund 1.59%
Franklin MN Tax-Free Income Fund 1.23%
Fidelity MN Municipal Inc Fund 1.49%
Columbia MN Tax-Exempt Fund 1.69%
3
4
5
6
7
8
Duration (Years)

Average Annual Total Returns (%) as of September 30, 2017	1 Year	3 Year	5 Year	10 Year	Since Inception
Sit MN Tax-Free Income Fund (SMTFX)	0.4	3.1	3.0	4.4	4.7
Bloomberg Barclays 5-Year Municipal Bond Index	1.1	2.0	1.9	3.8	4.4

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses on page 17.

Sit MN Tax-Free Income Fund vs. Bloomberg Barclays 5-Yr Municipal Index

September 30, 1997 – September 30, 2017



Sit MN Tax-Free Income Fund Average Income Advantage 1.55%

Sit MN Tax-Free 12-Month Distribution Rate Average: 4.30%
Average Bond Price: $103.97

Bloomberg Barclays 5-Yr Muni Yield Average 2.75%
Average Bond Price: $113.36

3.11%

1.60%

—— Sit MN Tax-Free Income Fund 12-Month Distribution Rate   —— Bloomberg Barclays 5-Yr Municipal Index Yield

Average Annual Total Returns (%) as of September 30, 2017	1 Year	3 Year	5 Year	10 Year	Since Inception
Sit MN Tax-Free Income Fund (SMTFX)	0.4	3.1	3.0	4.4	4.7
Bloomberg Barclays 5-Year Municipal Bond Index	1.1	2.0	1.9	3.8	4.4

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses on page 17.

Sit Investment Associates

Sit Minnesota Tax-Free Income Fund Portfolio Characteristics

QUALITY	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12	12/31/13	12/31/14	12/31/15	12/31/16	9/30/17
AAA	19.6%	17.0%	9.8%	8.2%	6.8%	7.7%	7.1%	5.9%	4.6%	6.5%	4.4%	4.0%
AA	10.7	8.1	16.8	18.7	19.1	22.6	19.7	22.4	22.2	24.5	30.2	28.4
A	10.9	13.5	15.8	16.9	18.8	17.3	16.3	20.8	20.7	20.4	20.0	19.0
BBB	13.4	17.4	15.5	15.8	15.6	15.8	12.0	13.0	10.2	7.9	7.8	9.7
<BBB	2.6	3.1	3.1	1.3	1.8	0.6	1.2	1.0	1.4	3.6	5.7	5.6
CASH EQUIVALENTS	5.2	3.3	1.2	5.0	3.1	3.5	10.2	2.2	9.1	7.8	2.3	6.1
PERCENT RATED	62.4%	62.4%	62.2%	65.9%	65.2%	67.5%	66.5%	65.3%	68.2%	70.7%	70.4%	72.8%
NON-RATED (SIT INTERNAL RATINGS)												
(AAA)	1.7	0.5	0.0	0.0	1.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
(AA)	1.0	1.0	1.0	0.4	2.7	3.0	1.8	2.6	2.0	1.2	0.0	0.7
(A)	9.3	7.6	7.5	7.7	3.7	3.0	1.2	0.9	0.8	0.4	0.3	1.0
(BBB)	17.8	19.1	18.2	15.8	14.4	13.9	11.7	10.0	7.8	8.0	8.7	5.6
(BB)	7.8	9.4	11.1	10.2	13.0	12.6	18.8	21.2	21.2	19.7	20.6	19.9
PERCENT NON-RATED	37.6%	37.6%	37.8%	34.1%	34.8%	32.5%	33.5%	34.7%	31.8%	29.3%	29.6%	27.2%
TOTAL PORTFOLIO	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
AVERAGE RATING	A2 / A	A2 / A	A3/A-	A2 / A	A3 / A-	A2 / A	A2 / A	A3 / A-	A2 / A	A3 / A-	A3/A-	A3/A-
PORTFOLIO COMPOSITION												
HOUSING	27.2%	28.9%	32.1%	32.5%	34.1%	34.4%	31.0%	39.1%	36.4%	36.6%	36.7%	34.8%
SINGLE FAMILY	*4.6*	*7.5*	*12.2*	*14.6*	*12.4*	*17.3*	*12.5*	*17.6*	*16.6*	*15.8*	*15.6*	*14.7*
MULTI FAMILY	*22.6*	*21.4*	*19.9*	*17.9*	*21.7*	*17.1*	*18.5*	*21.5*	*19.8*	*20.8*	*21.0*	*20.1*
HOSPITAL	21.5	25.1	25.5	22.1	20.1	19.1	17.2	16.4	16.2	14.9	17.2	17.0
OTHER REVENUE	8.7	9.7	9.9	11.4	13.4	13.1	12.7	13.3	10.9	10.9	9.2	8.3
EDUCATION	9.2	12.4	11.0	10.5	10.5	11.5	11.1	11.6	11.0	11.7	14.3	13.9
UTILITIES	0.8	3.8	6.4	5.3	7.2	5.6	5.0	4.8	5.2	4.2	4.8	4.3
INSURED	8.7	5.2	4.9	3.7	3.6	3.0	2.8	1.1	1.7	1.3	0.5	0.5
LEASES	3.3	2.5	2.4	2.2	2.5	2.9	4.2	4.3	4.5	4.8	7.0	6.8
IDR/PCR	5.7	2.7	3.5	2.7	2.6	2.1	1.3	1.2	0.3	0.2	0.2	0.2
ESC. TO MAT/PRE REF	6.6	4.3	0.3	2.1	0.0	0.0	0.3	1.4	0.9	3.3	1.9	2.3
MUTUAL FUNDS	0.0	1.0	0.8	0.9	0.8	0.8	1.0	1.7	1.4	1.3	1.3	1.3
GENERAL OBLIGATION	2.4	0.6	1.5	0.8	0.5	2.5	2.2	2.0	1.5	2.7	4.0	4.0
INSURED - G.O.	0.2	0.1	0.0	0.4	1.0	1.0	0.7	0.7	0.6	0.1	0.1	0.1
PUBLIC FACILITIES	0.5	0.4	0.5	0.4	0.6	0.5	0.3	0.3	0.3	0.2	0.5	0.5
CASH EQUIVALENTS	5.2	3.3	1.2	5.0	3.1	3.5	10.2	2.1	9.1	7.8	2.3	6.0
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
STATED MATURITY (Yrs)	14.0	15.5	14.6	14.7	15.4	16.1	14.5	16.6	15.3	15.2	16.5	15.5
WEIGHTED AVG CPN	5.4	5.3	5.3	5.1	5.4	5.2	4.6	5.0	4.5	4.5	4.7	4.4
WEIGHTED AVG PRICE	102.9	98.5	84.3	97.1	95.7	100.9	104.2	97.0	103.5	103.9	102.0	104.0
DURATION TO AVERAGE LIFE (Yrs)	4.2	4.9	5.1	4.9	5.5	5.4	4.2	5.4	4.7	4.8	5.8	3.2

Sit Investment Associates

Please refer to the disclosure section located on page 19 for important information regarding risk and expenses, as well as total returns for Sit MN Tax Free Income Fund.

13

Five Largest National Funds' Yield and Duration Compared to Sit Tax-Free Income Fund

As of September 30, 2017



30-Day SEC Yield (%)
Duration (Years)
Sit Tax-Free Income Fund 2.63%
BlackRock Strategic Muni Fund 2.37%
Nuveen Int Duration Muni 1.81%
American Funds Tax-Exempt Bond 1.84%
BlackRock Nat'l Muni 1.12%
Fidelity Advisor Int Muni Inc 1.34%

Average Annual Total Returns (%) as of September 30, 2017

	1 Year	3 Year	5 Year	10 Year	Since Inception
Sit Tax-Free Income Fund (SNTIX)	1.2	4.2	4.0	4.4	5.3
Bloomberg Barclays 5-Year Municipal Index	1.1	2.0	1.9	3.8	4.4

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses on page 17.

Sit Tax-Free Income Fund 12-Month Distribution Rate

September 30, 2007 – September 30, 2017


6%
3%
0%
-3%
Sep-07
Sep-08
Sep-09
Sep-10
Sep-11
Sep-12
Sep-13
Sep-14
Sep-15
Sep-16
Sep-17
4.33%
1.82%
12-Month CPI
Sit Tax-Free 12-Mo. Distribution Rate

Source: U.S. Consumer Price Index Urban Consumers NSA

Average Annual Total Returns (%) as of September 30, 2017

	1 Year	3 Year	5 Year	10 Year	Since Inception
Sit Tax-Free Income Fund (SNTIX)	1.2	4.2	4.0	4.4	5.3
Bloomberg Barclays 5-Year Municipal Index	1.1	2.0	1.9	3.8	4.4

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses on page 17. This information must be preceded or accompanied by a prospectus.

TAX-FREE INCOME FUNDS' YIELDS AND DURATIONS
MARCH VS. SEPTEMBER



30-Day SEC Yield (%)

Sit Tax-Free Income Fund
3.04%

Sit Tax-Free Income Fund
(4/30/17)
2.90%

Sit Tax-Free Income Fund
(9/30/17)
2.63%

Sit MN Tax-Free Income Fund
(4/30/17)
2.83%

Sit MN Tax-Free Income Fund
(3/31/17)
2.93%

Sit MN Tax-Free Income Fund
(9/30/17)
2.31%

Duration (Years)

Average Annual Total Returns (%) as of September 30, 2017

	1 Year	3 Year	5 Year	10 Year	Since Inception
Sit Minnesota Tax-Free Income Fund (SMTFX)	0.4	3.1	3.0	4.4	4.7
Sit Tax-Free Income Fund (SNTIX)	1.2	4.2	4.0	4.4	5.3
Bloomberg Barclays 5-Year Municipal Index	1.1	2.0	1.9	3.8	4.4

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses on page 17.

Sit Investment Associates

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations.

The **Bloomberg Barclays Intermediate Government Index** is a sub-index of the Barclays Government Bond Index covering issues with remaining maturities of between three and five years. **The Bloomberg Barclays Government Bond Index** is an index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. **The Bloomberg Barclays 1-3 Year U.S. Government/Credit Index** includes all medium and larger issues of U.S. government, investment-grade corporate, and investment-grade international dollar-denominated bonds that have maturities of between 1 and 3 years and are publicly issued. **The Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market and is the 5-year (4-6) component of the Bloomberg Barclays Municipal Bond Index. **The Bloomberg Barclays Municipal Index** is an unmanaged index considered representative of the tax-exempt bond market. The index returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index.

Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by Sit Investment and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Average Annual Total Returns (%) as of September 30, 2017

	1 Year	3 Year	5 Year	10 Year	Since Inception
Taxable					
Sit U.S. Government Securities Fund (SNGVX)	-0.2	1.2	0.6	2.9	5.3
Bloomberg Barclays Intermediate Government Index	-0.7	1.6	1.0	3.1	5.5
Sit Quality Income Fund (SQIFX)	0.8	0.5	n/a	n/a	0.6
Bloomberg Barclays 1-3 Year Gov't/Credit Index	0.7	1.1	n/a	n/a	0.9
Tax-Free					
Sit Minnesota Tax-Free Income Fund (SMTFX)	0.4	3.1	3.0	4.4	4.7
Sit Tax-Free Income Fund (SNTIX)	1.2	4.2	4.0	4.4	5.3
Bloomberg Barclays 5-Year Municipal Index	1.1	2.0	1.9	3.8	4.4
Bloomberg Barclays Municipal Index	0.9	3.2	3.0	4.5	5.1

Disclosures - Continued

This summary may contain the collective opinions of our analysts and portfolio managers, and is provided for informational purposes only. While the information is accurate at the time of writing, such information is subject to change at any time without notice. Before you invest, please read the prospectus carefully.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage-backed securities involve risk of loss due to prepayments and defaults. Income from tax-exempt funds may be subject to state & local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.